J. Bryant Kirkland III
Vice President, Treasurer and
  Chief Financial Officer
December 30, 2008
VIA EDGAR
Mr. Daniel Morris
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 27549

Re:	Vector Group Ltd. (the “Company”)
Form 10-K for the year ended December 31, 2007
Schedule 14 filed 4/25/2008
File No. 001-05759

Dear Mr. Morris:
     This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). The staff’s comment is set forth below (with page references unchanged) and is followed by the Company’s response.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future annual and quarterly filings, as applicable.

Mr. Daniel Morris
Securities and Exchange Commission
December 30, 2008

Form 10-K: For the Fiscal Year Ended December 31, 2007
Schedule 14A
Annual Bonus Plan, page 9
1.	We note that you have not disclosed the performance targets for the 2007 annual incentive compensation plan. Please confirm that you will disclose in future filings all performance targets that must be achieved in order for your executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note to the extent that you have an appropriate basis for omitting the specific targets, you much discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance targets are not sufficient. Please provide insight into the factors considered by the committee in setting performance targets such as correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
Response:
We will include the additional disclosures in our Schedule 14A filings for the year ended December 31, 2008.
* * * *
     Thank you for your kind assistance with this matter. Please call me at 305-579-8000 with any questions.

Very truly yours,
/s/ J. Bryant Kirkland III

J. Bryant Kirkland III

cc:	Vector Group Ltd. Audit Committee Vector Group Ltd. Compensation Committee McDermott Will & Emery PricewaterhouseCoopers LLP